UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Range Resources Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

75281A109
(CUSIP Number)

Kathlyne Kiaie
c/o SailingStone Capital Partners LLC
1 California Street, Suite 3050
San Francisco, California 94111
(415) 429-5178

Andrew M. Freedman, Esq.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75281A109

1	NAME OF REPORTING PERSON SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,325,975
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,325,975
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,325,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.77%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 75281A109

1	NAME OF REPORTING PERSON SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,325,975
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,325,975
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,325,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.77%
14	TYPE OF REPORTING PERSON HC

CUSIP NO. 75281A109

1	NAME OF REPORTING PERSON MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,325,975
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,325,975
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,325,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.77%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP NO. 75281A109

1	NAME OF REPORTING PERSON Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,325,975
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,325,975
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,325,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.77%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP NO. 75281A109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 8, 2016, SailingStone Capital Partners LLC, SailingStone Holdings LLC, MacKenzie B. Davis and Kenneth L. Settles Jr. (collectively, “SailingStone”) entered into a Voting Support and Nomination Agreement with the Issuer (the “Agreement”).  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer and SailingStone agreed, among other things: (i) to cooperate with each other in good faith to identify one new independent director (the “Joint Appointee”) to be appointed to the Issuer’s Board of Directors (the “Board”) who is mutually agreeable to the Board and SailingStone; (ii) that the Issuer would implement a Stockholder Engagement Policy (as defined in the Agreement and described below); and (iii) that the Issuer would implement Additional Performance Criteria (as defined in the Agreement and described below) in connection with its Annual Incentive Awards program.

The Joint Appointee must: (i) be “independent” within the meaning of all applicable securities laws and the rules under the New York Stock Exchange, (ii) not be or have been affiliated with SailingStone or the Issuer, (iii) have a background in engineering and in the oil and gas sector, and (iv) have a track record of creating shareholder value, and (v) have specific experience with respect to incentive compensation and other financial issues.  In determining the Joint Appointee, both the Issuer (acting through the Board and the Governance and Nominating Committee of the Board) and SailingStone shall have the ability to recommend to the other party a director candidate(s) for appointment to the Board (subject to the criteria set forth above) and shall consider in good faith any director candidate(s) proposed by the other party for such directorship.

The Issuer agreed to implement a Stockholder Engagement Policy which will provide for at least one opportunity, on an annual basis, for at least five of the then ten largest holders (based on beneficial ownership) of the Issuer’s common stock (the “Eligible Stockholders”), which shall include SailingStone (so long as it is an Eligible Stockholder), to meet with either the independent lead director of the Board or, in the alternative, two or more independent directors of the Board, for the purpose of encouraging the Eligible Stockholders to provide feedback to the Board.

With regard to its Annual Incentive Awards program, the Issuer also agreed that for the next occurring compensation awards cycle commencing in 2017:

(i)
The Issuer will add to its existing performance criteria a drilling rate of return criterion (on an absolute, not relative, basis and using constant prices ) in its Annual Incentive Awards at a weight of 15%, with related definitions, terms and conditions to be determined in good faith by the Compensation Committee of the Board;

(ii)
The Payout Percentage with respect to 12.5% of the Performance Shares awarded in 2017 will be based on a debt-adjusted reserve growth per share metric (on an absolute, not relative, basis) with related definitions, terms and conditions to be determined in good faith by the Compensation Committee of the Board consistent with the definition in its Annual Incentive Awards program;

CUSIP NO. 75281A109

(iii)
The Payout Percentage with respect to 12.5% of the Performance Shares awarded in 2017 will be based on a debt-adjusted production growth per share (on an absolute, not relative, basis) with related definitions, terms and conditions to be determined in good faith by the Compensation Committee of the Board consistent with the definition in its Annual Incentive Awards program; and

(iv)	The Payout Percentage with respect to the remaining 75% of the Performance Shares will continue to be relative TSR, consistent with the current plan.

The Issuer will describe in its annual proxy statement how the Board evaluated the performance of management with respect to the relevant performance criteria.

Pursuant to the terms of the Agreement, SailingStone agreed, among other things, to vote all of its shares of Common Stock with respect to which SailingStone has discretionary investment authority and discretionary voting authority (i) in accordance with the recommendations of the Board with respect to the Issuance Proposal (as defined in the Agreement) in connection with the business combination between the Issuer and Memorial Resource Development Corp. (the “Merger”); (ii) in accordance with the recommendations of the Board at the 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”) with respect to the election of directors and the Issuer’s non-binding proposal to approve its executive compensation philosophy; and (iii) any other proposals or nominations proposed or supported by any other stockholder of the Issuer that (x) relate specifically to the matters in clauses (i) and (ii) above or otherwise relate to Board makeup or structure or (y) relate to Extraordinary Transactions (as defined in the Agreement).

Additionally, SailingStone has agreed not to take any affirmative action with respect to the merger agreement relating to the Merger or any notes or exchange offering in connection therewith that is designed to prevent, impair or delay the consummation of the Merger, including by soliciting, advising or influencing any person with respect to voting shares of the Issuer or Memorial Resource Development Corp. SailingStone has also agreed not to make any press release or similar public statement that denigrates, disapproves of or disparages the Merger or the parties thereto and not to institute, solicit, assist or become a party to any litigation, arbitration or other proceeding in connection with the Merger.

SailingStone also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the date that is thirty calendar days prior to the last date on which individuals may be nominated for election as directors at the first annual meeting of the Issuer after the 2017 Annual Meeting, unless SailingStone and the Issuer agree to another date for the termination of the Agreement.

CUSIP NO. 75281A109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 8, 2016, SailingStone and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed As Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Voting Support and Nomination Agreement by and among SailingStone Capital Partners LLC, SailingStone Holdings LLC, MacKenzie B. Davis and Kenneth L. Settles Jr. and Range Resources Corporation, dated August 8, 2016.

CUSIP NO. 75281A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2016

SailingStone Capital Partners LLC*			SailingStone Holdings LLC*

By:	/s/ Kathlyne Kiaie		By:	/s/ MacKenzie B. Davis
	Name:	Kathlyne Kiaie		Name:	MacKenzie B. Davis
	Title:	Chief Compliance Officer		Title:	Managing Member

MacKenzie B. Davis*			Kenneth L. Settles Jr.*

By:	/s/ MacKenzie B. Davis		By:	/s/ Kenneth L. Settles Jr.
	Name:	MacKenzie B. Davis		Name:	Kenneth L. Settles Jr.

* The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.